
AIM
INVESTMENTS


05060938

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33
Branch 18
811-01474

July 1, 2005

AIM STOCK FUNDS


2005
PROCESSING
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Notice of Opposition to Conditional Transfer Order (CTO-19)** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland* from *Darrell V. McGraw, Jr., Attorney General of the State of West Virginia v. AIM Advisors, Inc., et al.*

Sincerely,



Stephen R. Rimes

PROCESSED
JUL 26 2005
THOMSON
FINANCIAL



Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-070105SEC.doc
070105 (1) vtt

Member of the AMVESCAP Group

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION
PRODUCTS LIABILITY LITIGATION MDL NO. 1586

UNITED STATES DISTRICT COURT NORTHERN DISTRICT OF WEST VIRGINIA

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

v. Civil Action No. 5:05-cv-78 (Broadwater)

AIM ADVISORS, INC., et al.,

Defendants.

NOTICE OF OPPOSITION TO
CONDITIONAL TRANSFER ORDER (CTO-19)

Darrell V. McGraw, Jr., Attorney General of the State of West Virginia, the named plaintiff in the above-styled action docketed as Civil Action No. 5:05-cv-78, now pending in the United States District Court for the Northern District of West Virginia, pursuant to MDL Rule 7.4(c), hereby gives this **Notice** that they **oppose transfer** of the above styled action to the District of Maryland on the grounds that (1) neither this Court nor the Northern District of West Virginia has jurisdiction over this improvidently removed case and (2) this case does not meet the applicable test for consolidation. Plaintiffs will file with the Clerk of the Panel, pursuant to MDL Rule 7.4(d), a motion to vacate and supporting brief within 15 days.

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA

By Counsel

Anthony J. Majestro (WV State Bar # 5165)
Special Assistant Attorney General
Powell & Majestro, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, West Virginia 25301
(304) 346-2889

Frances A. Hughes, WV Bar No. 1816
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
(304) 558-2021

James C. Peterson, Esquire
Special Assistant Attorney General
WV State Bar No. 2880
Hill, Peterson, Carper, Bee & Deitzler, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, West Virginia 25305
(304) 345-5667

Troy N. Giatras (WV State Bar # 5602)
Special Assistant Attorney General
Giatras & Webb
8 Capitol Street, Suite 800
Charleston, West Virginia 25301
(304) 343-2900

CERTIFICATE OF SERVICE

I, Anthony J. Majestro, counsel for Darrell V. McGraw, Jr., Attorney General of the State of West Virginia, do hereby certify that true and exact copies of the foregoing were served upon all counsel listed in the attached "Involved Counsel List" via First Class Mail, this 27th day of June, 2005.



Anthony J. Majestro

INVOLVED COUNSEL LIST (CTO-19)
DOCKET NO. 1586
IN RE MUTUAL FUNDS INVESTMENT LITIGATION

David A. Barnette
Jackson & Kelly
P.O. Box 553
Charleston, WV 25322

Erica M. Baumgras
Flaherty, Sensabaugh & Bonasso
P.O. Box 3843
Charleston, WV 25338-3843

Rebecca A. Betts
Allen, Guthrie, McHugh & Thomas, PLLC
P.O. Box 3394
Charleston, WV 25333-3394

William J. Cooper
200 Capital Street
P.O. Box 3843
Charleston, WV 25301

Charles D. Dunbar
Jackson Kelly
P.O. Box 553
Charleston, WV 25322

Troy N. Giatras
Giatras & Webb
118 Capitol Street
Suite 400
Charleston, WV 25301

Lionel Z. Glancy
Glancy & Binkow LLP
1801 Avenue of the Stars
Suite 311
Los Angeles, CA 90067

Stephen P. Goodwin
Goodwin & Goodwin
P.O. Box 2107
Charleston, WV 25328-2107

Frances A. Hughes
Office of the Attorney General
State Capitol Complex
Building 1, Room 26-E
Charleston, WV 25305

John B. Isbister
Tydings & Rosenberg, LLP
100 East Pratt Street
26th Floor
Baltimore, MD 21202

Bruce M. Jacobs
Spilman, Thomas & Battle
P.O. Box 273
300 Kanawha Boulevard East
Charleston, WV 25301

Anthony J. Majestro
Powell & Majestro, PLLC
405 Capitol Street
Suite P-1200
Charleston, WV 25301

Joseph V. McBride
Rabin & Peckel, LLP
275 Madison Avenue
Suite 420
New York, NY 10016

Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

James C. Peterson
Hill, Peterson, Carper, Bee & Deitzler
North Gate Business Park
500 Tracy Way
Charleston, WV 25311

Paul W. Sweeney, Jr.
Kirkpatrick, Lockhart, Nicholson & Graham, LLP
10100 Santa Monica Blvd.
Seventh Floor
Los Angeles, CA 90067

John H. Tinney
Tinney Law Firm, PLLC
P.O. Box 3752
Charleston, WV 25337-3752

Charles L. Woody
Spilman, Thomas & Battle
P.O. Box 273
300 Kanawha Boulevard East
Charleston, WV 25301